September 1, 2006

VIA EDGAR

William Choi

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

RE: Urban Outfitters, Inc. (the “Company”)

Form 10-K for the year ended January 31, 2006,

filed April 12, 2006 (the “Form 10-K”)

File No. 0-22754

Dear Mr. Choi:

This letter responds to the comments that the Staff of the United States Securities and Exchange Commission (the “SEC”) made in its letter to the Company dated August 3, 2006 with respect to the Staff’s review of the Company’s Form 10-K, referenced above. For your convenience, we have repeated below in bold type the specific comments that the SEC has made and have set forth the response of the Company immediately below the applicable comment.

Note 7. Income Taxes, page F-19

1.	Please consider presenting your tax contingency reserves in your schedule of valuation and qualifying accounts as required by Rules 5-04 and 12-09 of Regulation S-X.

We believe Schedule II, Valuation and Qualifying Accounts, does not require the disclosure of the Company’s tax contingency reserve accounts. Given the lack of materiality of this reserve relative to the Company’s overall sales and assets (less than 1%), it is not disclosed separately on the face of the balance sheet, and therefore, does not require disclosure in Schedule II or the notes to the financial statements. Based on Rule 4-02, items that are not material do not need to be disclosed. Furthermore, such a reserve is not deducted in the balance sheet from an asset. In addition, we note that the majority of our peers do not provide such disclosure in Schedule II or in their financial statements.

Note 12. Segment Reporting, page F-26

We note that you have aggregated your operations into two reportable segments: retail and wholesale operations. Based on your disclosures elsewhere in the document, it appears that each of these distribution channels meets the three characteristics of operating segments described in paragraph 10 of SFAS 131. It appears that you may have identified these different distribution channels within your retail segment (i.e., your “Urban Outfitters”, “Anthropologie” and “Free People” stores, and direct-to-consumer operations) representing distinct operating segments and concluded that aggregation was appropriate. If so, please tell us in detail your basis for such a conclusion. If not, please advise. Refer to paragraph 17 of SFAS 131. Please be sure to address how you determined these operations were economically similar. In this regard, please supplementally provide us the revenues and gross margin by distribution channel for each of the past 5 years to support that your differing distribution channels are economically similar. We may have further comment.

Currently, the Company has determined that its reportable segments include its retail segment (retail stores and direct marketing) and its wholesale segment, based upon the definition of reportable segments in paragraph 16 of SFAS 131 and the aggregation criteria specified in paragraph 17 of SFAS 131.

The retail segment consists of the aggregation of three brands: Urban Outfitters, Anthropologie and Free People and includes their direct marketing campaigns. Based on the broad definition of operating segment in paragraph 10 of SFAS 131, our brands and marketing channels are considered operating segments.

Aggregation for the three brand’s retail operations (store and direct) is based on the fact that aggregation is consistent with the objectives and basic principles of SFAS 131, the operating segments have similar economic and financial characteristics, and the operating segments are similar in each of the five specific areas identified in paragraph 17 of SFAS 131.

We have determined that our wholesale business does not meet the aggregation criteria of paragraph 17 of SFAS 131 since our wholesale division does not market directly to consumers, rather to other businesses for re-sale of our product and has distinct economic and financial characteristics from the retail segment; therefore, we have reported this segment separately.

Consistency with the Objectives and Basic Principles of SFAS 131

Our retail business operates in a single industry with a homogeneous product line. The Company markets its merchandise under its three retail brands in a similar manner and through various means that include retail store display, catalog advertising, web site advertising and direct electronic communication. Furthermore, functions such as training, policy and procedure, loss prevention, information technical support, financial reporting and analysis, human resources, facilities management, communications, purchasing, including all brand specific supplies, warehousing and distribution, merchandise control and other operational functions are almost identical in process and share the same staff among all brands and their various marketing channels.

Incentive pay structure formulas and payouts are very similar for all three brands. The primary variables used in the majority of incentive compensation formulas are sales results, gross profit margin performance and labor cost control. Annual goals are set in accordance with the Company’s annual fiscal budget.

Our centralization and sharing of key operational and reporting functions among our divisions reflect the homogeneity of our business. This supports the concept that the distinctions among divisions are merely marketing-based. We operate one retail business which supports three different brands through multiple distribution channels.

For the purpose of this reply, while very similar in all respects mentioned above and below, the Free People retail brand accounts for less than 1% of our revenue, margin, income and assets; therefore Free People is not specifically addressed further in this response, with the exception of the metrics of revenue and margin analysis found in Appendix A, since this brand is included in overall retail aggregation.

Similar Economic and Financial Characteristics

The average gross margins for each channel have been very similar. Last year, fiscal year 2006, there was only a 40 basis point difference between the retail stores and direct marketing gross profit margins. In fiscal year 2005, there was only a 230 basis point difference. Previous years differences were greater but were a product of a much smaller direct-to-consumer business and a developing retail store business. Now that each channel is more mature the margin differences are insignificant. Based upon our budget for fiscal year 2007, as well as our operating plan for fiscal 2008, we expect the margins to remain similar.

As a supplement, we have provided in Appendix A, revenues and gross margin by distribution channel for each of the past five years to support the similarity of the margin results.

Similarities in the Five Specific Areas Identified in Paragraph 17 of SFAS 131:

1.	The nature of the products and services – Each brand primarily sells retail women’s apparel and accessories as well as housewares and gift items using a similar marketing approach. Regardless of customers’ response to any marketing method or the customers’ preference regarding distribution method, margins are similar; critically driven by commonality of the initial merchandise margins. All brands strive to be fashion forward and are affected by similar customer preferences and trends, which our brands accommodate through continuous adjustment of their styles offered and the depth and breadth of their product assortment.

2.

The nature of the production processes – All private label merchandise is sourced by one consolidated in-house department at our offices in Philadelphia. This department often utilizes the same agents and factories to manufacture merchandise overseas for all brands. Each brand sources very similar levels of domestic vs. foreign produced merchandise. Ratios for Urban and Anthropologie both average an estimated 55-60% foreign sourced vs. 40-45% domestically sourced. The ratio of private label merchandise (produced in-house) versus branded merchandise (purchased from third parties in the open market) is also very similar for each brand. The majority of merchandise sold through direct marketing is also carried in our stores.

3.	The type or class of customer for their products and services – Based on our observations, our customers, throughout all brands, are very similar in that they are fashion forward women, who average between the ages of 21 to 35. They prefer a lifestyle retail environment that is unique and eclectic. All of our brands have a mission to provide this environment through their marketing functions and distribution methods. In large part, each brand rents the same lists to prospect customers. Also, based on our observations, our average customer often shops two or more of our brands. There is no discernable difference between the type and class of our customers who shop in our retail stores or through direct marketing.

4.	The methods used to distribute their products or provide services – We have multiple means by which our products are distributed based on the preferences of our customers. For ease of logistics, all of our brands use any or all of our multiple warehouse resources located in various parts of the United States. These warehouses are managed and typically serviced by one pooled in-house staff. Customers may order merchandise in person, via telephone through a common call center or through our websites, where the same or similar styles are typically available and presented in a similar manner to capture our brand lifestyle message. Our goal is to provide a seamless experience for the customer while catering to their ordering preferences. For example, a sale cycle may begin with a customer, who prefers direct shipment, placing an order via the telephone for merchandise that is marketed in our stores or catalog. For convenience, the customer may decide to return merchandise to a store location where it is re-stocked on store shelves for re-sale. The Company is in the process of installing systems that query the availability of merchandise in any of its locations, including its stores and warehouses, to satisfy customer orders in the timeliest fashion possible. This is currently performed by personnel on a manual basis (query via telephone). All brands seek to satisfy any customer shipping request regardless of the nature of the request.

5.	If applicable, the nature of the regulatory environment – This criteria does not apply to the Company as it does not operate in a regulated industry.

Based on the criteria above, we have concluded that all of our retail brand stores and associated direct marketing components are an aggregated segment given their similarities and the fact that we view all of our methods for marketing merchandise to our customers as one channel.

While we operate our brands and the services they share in a synergistic manner, we believe it is helpful to disclose to our investors the segregated effect (revenues) of our key marketing strategies, yet we do not believe that this disclosure constitutes or implies a segmentation of our brands or any of their functions. Similarly, while we make demographic distinctions in our filings with the SEC, those distinctions are not significant enough to consider segmentation.

Per your request, we have supplementally provided certain revenue and gross margin data for our retail stores and direct marketing component subject to a request for confidential treatment.

The Company acknowledges the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s response to your comments, please contact me at (215) 454-4727 or Walter J. Mostek, Jr. at (610) 993-2233.

Very truly yours,

/s/ John E. Kyees
John E. Kyees
Chief Financial Officer